May 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Alan Campbell

Re:          Lannett Company, Inc.

Registration Statement on Form S-3

Filed May 7, 2021

File No. 333-255866

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Lannett Company, Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 3:30 p.m., Eastern Time, on May 27, 2021, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Fox Rothschild LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Brad Rodos of Fox Rothschild LLP at (215) 299-2180.

Thank you for your assistance in this matter. Should you have any questions, please call Mr. Rodos.

Very truly yours,

/s/ Timothy C. Crew

Timothy C. Crew
Chief Executive Officer